Company Oxford Glycosciences PLC
                  TIDM OGS
                  Headline Update on Merger Discussions
                  Released 08:35 11 Apr 2003
                  Number 9265J






The following amendment has been made to RNS No 9260J released at 7.58 today. The opening sentence should read "OGS notes the announcement by Sir Christopher Evans and Alan Goodman regarding their withdrawal of interest in OGS" and not as originally shown. All other details remain unchanged.

Oxford GlycoSciences Plc

11 April 2003

Not for release, publication or distribution in, into or from Australia, Canada or Japan

OXFORD GLYCOSCIENCES PLC ("OGS")

UPDATE ON MERGER DISCUSSIONS

OGS notes the announcement by Sir Christopher Evans and Alan Goodman regarding their withdrawal of interest in OGS. Further to the announcement on 26 March, 2003, OGS has now completed discussions with all interested parties and does not expect any of these parties to make an offer for OGS.
The OGS Board* will clarify its position in relation to the Celltech offer in due course.

-Ends-

For further information please contact:

Oxford GlycoSciences Plc
+44 (0) 1235 208 000
David Ebsworth, Ph.D., Chief Executive Officer

Goldman Sachs International
+44 (0) 20 7774 1000
Michael Hill
Basil Geoghegan

Phil Raper (Corporate Broking)
Financial Dynamics
UK Media and Investors
+44 (0) 20 7831 3113
Tim Spratt
Mob: +44 (0) 7850 589 166
Melanie Toyne-Sewell
Mob: +44 (0) 7767 660 040
US Media and Investors
+1 212 850 5626
Leslie Wolf-Creutzfeldt
Mob: +1 917 854 4726
Deborah Ardern Jones
Mob: +1 917 613 1521


Goldman Sachs International is acting for OGS and for no-one else in connection with this announcement and will not be responsible to any other person for providing the protections afforded to clients of Goldman Sachs International or for providing advice in relation to the offer from Celltech, the merger with CAT or the contents of this announcement.

The directors of OGS accept responsibility for the information contained in this announcement. To the best of the knowledge and belief of the directors of OGS (who have taken all reasonable care to ensure that such is the case), the information contained in this announcement is in accordance with the facts and does not omit anything likely to affect the import of such information.*

*Dr Donald Drakeman, a director of OGS, is also the Chief Executive Officer of Medarex Inc, a competitor of CAT, and therefore did not participate in decisions of the OGS Board relating to the merger with CAT. Given this conflict, he has also not participated and does not propose to participate in discussions relating to any competing offer for OGS. Accordingly, Dr Drakeman has abstained from OGS Board discussions of, and advice to OGS shareholders relating to, the offer from Celltech and is not taking responsibility for the views or adviceof the Board on the merger with CAT or the offer from Celltech.
Shareholders can obtain a free copy of this and any other documents filed with the Securities and Exchange Commission at the SEC's website (www.sec.gov).

This announcement does not constitute an offer to sell or invitation to purchase any securities or the solicitation of any vote or approval in any jurisdiction.

The release, publication or distribution of this announcement in certain jurisdictions may be restricted by law and therefore persons in such jurisdictions into which this announcement is released, published or distributed should inform themselves about and observe such restrictions.


END